Exhibit 99.6

NICE 2019 Global Digital Evidence Management Benchmark Study
Ranks Manual Evidence Handling as One of Law Enforcement’s
 Most Significant Challenges

Survey of FBINAA members and other police executives confirmed the critical need for digital evidence management transformation

Hoboken, N.J., December 18, 2019 – As digital evidence continues to grow, the challenges of collecting, analyzing and sharing it only get more complex. NICE (Nasdaq: NICE) announced today that it has published its Digital Evidence Management Benchmark Study which illuminates the top concerns of managing digital evidence. The study highlights the results of an extensive survey of FBI National Academy Associates, Inc. (FBINAA) members and other police executives.

“With ever-expanding digital evidence comes the need for true digital transformation,” said Chris Wooten, Executive Vice President, NICE. “Today, evidence is increasingly digital, but investigative processes around collecting, analyzing and sharing evidence have not adapted to the digital age. This is a major concern for forces worldwide. That’s why we undertook this survey of FBINAA members and other police executives.”

The NICE Digital Evidence Management Benchmark Study results were aligned with another Digital Evidence Management benchmark study that NICE conducted with UK-based CoPaCC in 2018 titled Digital Evidence Management: User Perspectives. Among the key results of the more recent NICE Benchmark Study conducted in cooperation with the FBINAA:

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66% of respondents acknowledged “driving around to collect CCTV video from homes and businesses” and “copying and burning CDs and DVDs” as the most time-consuming aspects of the criminal investigation process.

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52% ranked manual handling of evidence on DVDs, CDs, thumb drives and paper case files among their greatest evidence management challenges. Challenges with collecting and preparing CCTV video came in a close second.

•	All survey respondents reported having to log into and work in a large number of data silos and systems which impacts the speed and accuracy of investigations.

•	33% were concerned that when using the current investigative processes they could miss a crucial piece of digital evidence that should have been shared as part of case disclosure.

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62% said they were actively looking for a solution to their digital evidence management challenges and nearly a quarter had already allocated resources and funding to acquire new Digital Evidence Management technology.

“The NICE Digital Evidence Management Benchmark Study reveals there is substantial consensus among departments, not only around the challenges of managing digital evidence but more importantly around the need to develop effective strategies to improve investigative workflows,” added Wooten. “As a one-stop solution for automating manual processes around the collection, management, analysis and sharing of all types of digital evidence, our NICE Investigate solution addresses the law enforcement pain points uncovered in this research by helping agencies accelerate their digital transformation.”

To download a copy of the complete NICE Digital Evidence Management Benchmark Study, click here.

To learn more about NICE Investigate click here.

About the FBINAA
FBI National Academy Associates, Inc. (FBINAA) is a non-profit, international organization of nearly 17,000 senior law enforcement professionals dedicated to providing communities, states, countries, and the law enforcement profession with the highest degree of expertise, training, education and information. As the strongest law enforcement leadership network in the world, FBINAA is dedicated to strengthening the rule of law around the globe. Members of the FBINAA are graduates of the FBI’s prestigious National Academy Program, representing all 50 states, 170 countries and over 7,500 law enforcement agencies. FBINAA members make up the highest one percent of all senior law enforcement in the world. Learn more at https://www.fbinaa.org.

About NICE Public Safety
Over 3,000 organizations worldwide rely on NICE’S public safety and law enforcement solutions. NICE is helping agencies tame the rising tide of digital evidence with its NICE Investigate Digital Evidence Management solution. Mounting digital evidence is on a collision course with outdated technology and decades-old investigative processes, and police departments are reaching a breaking point. Running on the secure Microsoft Azure Government cloud, NICE Investigate is a comprehensive, scalable, CJIS-compliant, cloud-based, end-to-end solution for managing investigations and digital evidence. NICE Investigate automates digital evidence collection, analysis and sharing to enhance case solvability and transform investigators into more efficient and effective crime-solvers. NICE Investigate earned Frost & Sullivan's prestigious Technology Leadership Award for Investigation and Evidence Management Solutions and has been recognized multiple times as Best Investigative solution in American Security Today’s ‘ASTORS’ Awards. Learn more at www.nice.com/Investigate.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.